Exhibit 99.6

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Harpoon Therapeutics, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the date set forth below.

Date: January 17, 2024	MERCK & CO. INC.

/s/ Robert M. Davis
	Name:	Robert M. Davis
	Title:	Chairman and Chief Executive Officer

MERCK SHARP & DOHME LLC

/s/ Sunil A. Patel
	Name:	Sunil A. Patel
	Title:	SVP, Business Development & Licensing

HAWAII MERGER SUB, INC.

/s/ Dalton Smart
	Name:	Dalton Smart
	Title:	Senior Vice President, Global Controller